SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001 -3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

June 29, 2016

VIA EMAIL

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dominic Minore, Esq.

Re:	Serious Deficiencies in the Definitive Proxy Materials filed by TPG Specialty Lending, Inc. with respect to the Annual Meeting of Stockholders of TICC Capital Corp.

Dear Mr. Minore:

We write to bring to your attention serious deficiencies in the definitive proxy statement and proxy card filed by TPG Specialty Lending, Inc. (“TSLX”) with the Securities and Exchange Commission (the “Commission”) with respect to the upcoming annual meeting of stockholders (the “Annual Meeting”) of our client, TICC Capital Corp. (“TICC” or the “Company”). TSLX filed its definitive proxy materials prior to the announcement of the record date for the Annual Meeting, and our understanding is that TSLX has already mailed its proxy materials to TICC stockholders. This is a highly unusual and unprecedented practice that, in our view, creates a significant risk of stockholder confusion. We have identified serious deficiencies in TSLX’s proxy materials and solicitation of proxies that violate the federal securities laws, including Rule 14a-3, Rule 14a-4 and Rule 14a-9. If not corrected, these deficiencies are likely to mislead and confuse TICC’s stockholders and put at risk the accuracy and reliability of the voting at the Annual Meeting.

TSLX Is Soliciting Votes Without Complying with Rule 14a-3(a)

Rule 14a-3(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) states that “[n]o solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with . . . [a] “publicly-filed preliminary or definitive proxy statement . . . containing the information specified in Schedule 14A.”1 TSLX has distributed proxy cards and is currently soliciting votes from TICC stockholders, but the definitive proxy statement it has furnished to those stockholders does not “contain[] the information specified in Schedule 14A.” For example, the TSLX proxy statement is missing the:

•	Date, time, and place of the meeting of security holders (Item 1 of Schedule 14A);

1 17 C.F.R. 240.14a-3(a)(1), (3). We note that TSLX’s request that TICC stockholders sign and mail TSLX’s proxy card is not permitted under Rule 14a-12. Rule 14a-12(a)(2) requires a “definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy . . . are furnished to or requested from security holders.” Because the TSLX proxy statement does not comply with Rule 14a-3(a), it cannot serve as the “definitive proxy statement” required by Rule 14a-12.

Division of Investment Management

Dominic Minore, Esq.

June 29, 2016

•	Deadline for submitting shareholder proposals for inclusion in TICC’s proxy statement and form of proxy for the 2017 annual meeting, calculated in the manner provided by Rule 14a-8, and for which notice of a proposal submitted outside of Rule 14a-8 is considered untimely (Item 1(c) of Schedule 14A);

•	Number of shares outstanding and the number of votes to which each class is entitled (Item 6(a) of Schedule 14A); and

•	Record date with respect to the solicitation (Item 6(b) of Schedule 14A).

As a result of these omissions, TSLX’s proxy statement is incomplete. The furnishing of this incomplete proxy statement does not satisfy TSLX’s obligation under Rule 14a-3 to provide TICC stockholders with a proxy statement “containing the information specified in Schedule 14A.”

We understand that TSLX has already mailed its proxy materials and proxy card to TICC stockholders, including through a mailing by Broadridge Financial Services, Inc. (“Broadridge”) to beneficial holders, and despite the fact that our client contacted Broadridge to notify them that the proxy materials were deficient. Broadridge has informed us that it will stop mailing if it is informed by the Staff that TSLX’s materials do not comply with applicable law. We therefore respectfully request that you notify TSLX, with a copy to Broadridge2 and to our client, that TSLX is soliciting votes without complying with Rule 14a-3, and that in order to comply with Regulation 14A, TSLX must provide each TICC stockholder to be solicited with a definitive proxy statement that includes the missing Schedule 14A items (a “Complete Schedule 14A”) prior to or concurrently with furnishing a revised proxy card and requesting that TICC stockholders sign and mail the proxy card or otherwise vote as requested by TSLX. Because these proxy materials have already been distributed to TICC stockholders in violation of Rule 14a-3, TSLX should also be required to mail a notice to all TICC stockholders informing them that: (1) the definitive proxy statement did not comply with Rule 14a-3, (2) until TSLX distributes a proxy statement complying with Rule 14a-3, it is not currently soliciting votes from such stockholder, (3) votes submitted on the TSLX proxy card are subject to challenge because they were not solicited in compliance with Rule 14a-3, and (4) TSLX will mail an updated proxy statement and proxy card when it is, in fact, soliciting votes.

We also request that TSLX be required to print and mail to all TICC stockholders the Complete Schedule 14A, when ready, instead of mailing a supplement. We note that the Staff has taken the position that “reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.”3 and, therefore, if a party other than the registrant disseminates its proxy statement before distribution of the registrant’s proxy statement, the soliciting person must “provide the omitted information to security holders in [its] own proxy statement.”4

TSLX’s Proxy Materials Ask Stockholders to Vote “TODAY” Even Though their Vote Will not be Counted Unless they are Stockholders as of the Record Date

2 The contact information for Broadridge is as follows: Mr. Charles Pasfield, Vice President, Broadridge Financial Solutions, Inc., 1155 Long Island Avenue, Edgewood, NY 11717 or Charles.Pasfield@broadridge.com.

3 See, e.g., Staff Comment Letter to Elliott Associates, L.P. with respect to Iron Mountain Incorporated (Mar. 30, 2011) at Q5, available at https://www.sec.gov/Archives/edgar/data/1020569/000000000011019443/filename1.pdf.

4 Id.

Division of Investment Management

Dominic Minore, Esq.

June 29, 2016

TSLX’s definitive proxy statement and proxy card filed on June 20, 2016 states in multiple locations that TICC stockholders should submit the TSLX proxy card “TODAY.”5 But as TSLX acknowledges in its own proxy statement, “TICC has not yet publicly disclosed the record date for determining Stockholders entitled to notice of and to vote at the 2016 Annual Meeting.”6 A stockholder who follows TSLX’s instructions and votes “TODAY” has no guarantee that his or her vote will be counted unless that stockholder continues to hold TICC stock until the record date. This is a critically important fact, and TSLX’s omission of it from its proxy statement and proxy card is misleading and violates Rule 14a-9.

We therefore request that TSLX be required to include a cautionary disclaimer, in each instance where it asks TICC stockholders to vote or submit the TSLX proxy card, that “TICC has not yet announced the Record Date. Even if you submit the GOLD proxy card today, your vote will not be counted unless you continue to hold shares of TICC common stock through the Record Date.” This disclaimer should be included: (1) on page 3 of TSLX’s definitive proxy statement, in all capital letters, before the sentence reading “YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES OF COMMON STOCK YOU OWN”; (2) on page 7 of TSLX’s definitive proxy statement, in all capital letters, after the sentence beginning with “TSLX URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY”; (3) on page 33 of TSLX’s definitive proxy statement, in all capital letters, after the sentence beginning with “TSLX URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY”; and (4) on TSLX’s proxy card, in bold font, after the sentence beginning with “If properly executed, this Proxy will be voted as directed on the reverse.”

TSLX’s Proxy Materials Omit a Proposal to be Voted on at the Annual Meeting

TICC’s preliminary proxy statement filed on June 28, 2016 (the “TICC Proxy”) lists five proposals: (1) election of directors; (2) an amendment to TICC’s bylaws to allow for majority voting in uncontested director elections (the “Bylaw Amendment Proposal”); (3) ratification of TICC’s auditor; (4) a proposal introduced by TSLX; and (5) a proposal to adjourn the Annual Meeting in certain circumstances. TSLX’s proxy statement and proxy card do not include the Bylaw Amendment Proposal. As a result, a stockholder who fills out and submits TSLX’s proxy card but does not submit TICC’s proxy card will forfeit the opportunity to choose how to vote on the Bylaw Amendment Proposal. TSLX’s omission of the fact that stockholders voting using the TSLX proxy card will lose the right to vote on the Bylaw Amendment Proposal is misleading and violates Rule 14a-9.

TLSX should therefore be required to state in its proxy materials and on its proxy card that “THE GOLD PROXY CARD DOES NOT INCLUDE ALL PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING. IF YOU SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD, YOU WILL FORFEIT THE OPPORTUNITY TO VOTE ON ANY PROPOSAL THAT IS PRESENTED AT THE ANNUAL MEETING BUT IS NOT INCLUDED IN THIS CARD.”

TSLX’s proxy materials also erroneously state that if a stockholder executes a TSLX proxy card, it will be voted “in the discretion of the Proxy holder with respect to any other matters as may properly come before the 2016 Annual meeting.”7 Under Rule 14a-4(c)(3), TSLX can only exercise discretionary authority regarding proposals that it “do[es] not know, a reasonable time before the solicitation, are to be presented at the meeting.”8 TICC announced on June 28, 2016, that the Bylaw Amendment Proposal will be presented at the Annual Meeting. It is expected that the Annual Meeting will not take place in the near future—in addition, TICC has not announced a meeting date or a record date and has not yet filed a definitive proxy statement. As discussed above, TSLX’s proxy statement and proxy card are missing information required by Schedule 14A and, as a result, do not comply with Rule 14a-3. The “solicitation” for purposes of Rule 14a-4(c)(3) should therefore be deemed to begin only when TSLX mails the Complete Schedule 14A. By the time this occurs, TSLX will have had ample notice of the Bylaw Amendment Proposal and should be required to state, as required by Rule 14a-4(e), how TSLX intends to vote on the Bylaw Amendment Proposal if a stockholder submits the TSLX proxy card. Moreover, if the term “solicitation” as used in Rule 14a-4(c)(3) is interpreted in a manner other than as set forth herein (i.e., to begin at any time other than the date that TSLX mails the Complete Schedule 14A), it may create an incentive for others to follow the highly unusual and unprecedented practice undertaken by TSLX of filing and mailing definitive proxy materials prior to the date of the filing of preliminary proxy materials by issuers for the sole purpose of obtaining the discretionary authority under Rule 14a-4(c)(3) to vote on matters subsequently included in the issuers’ proxy materials (i.e., they would claim that they did not know of these matters a reasonable time before the mailing of their solicitation materials given the premature nature of their mailing). Such a result would be inconsistent with the purpose and spirit of Rule 14a-4(c)(3) and may spawn abuse of the rule to the detriment of stockholders.

5 Definitive TSLX Proxy Statement at Notice, 7, 33 (June 20, 2016), available at https://www.sec.gov/Archives/edgar/data/1259429/000119312516625631/d161145ddefc14a.htm; Definitive TSLX Proxy Card at 1 (June 20, 2016), available at https://www.sec.gov/Archives/edgar/data/1259429/000119312516625631/d161145ddefc14a.htm.

6 Definitive TSLX Proxy Statement at Notice.

7 Definitive TSLX Proxy Statement at Notice; Definitive TSLX Proxy Card at 2.

8 Rule 14a-4(c)(3) (emphasis added).

Division of Investment Management

Dominic Minore, Esq.

June 29, 2016

*         *        *

If you have any questions regarding the foregoing or wish to discuss this matter, please do not hesitate to contact me at 202.383.0176 or Harry S. Pangas at 202.383.0805.

Very truly yours,

Steven B. Boehm

cc:	Nicholas P. Panos, Senior Special Counsel, Division of Corporation Finance,
Office of Mergers and Acquisitions
Steve Novak, Chairman of the Board of Directors, TICC Capital Corp.
Jonathan Cohen, Chief Executive Officer, TICC Capital Corp.
Harry S. Pangas, Sutherland Asbill & Brennan LLP
Vlad M. Bulkin, Sutherland Asbill & Brennan LLP
David E. Shapiro, Wachtell, Lipton, Rosen & Katz
Eitan S. Hoenig, Wachtell, Lipton, Rosen & Katz